UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                 November 2008

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Release: November 18, 2008; December 3, 2008, December 10, 2008,

    January 9, 2009, January 15, 2009

2.  Interim Financial Statements: Nine Months Ended 9/30/2008

    Form 52-109F2: CEO Certification of Interim Filings

    Form 52-109F2: CFO Certification of Interim Filings

    Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (05-07)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Portrush Announces Drilling in Texas

Tuesday November 18, 8:30AM

VANCOUVER, British Columbia--(BUSINESS WIRE)

Portrush Petroleum Corporation (TSX-V:PSH, OTCBB:PRRPF)

(http://www.portrushpetroleum.com)

Portrush wishes to announce that the operator has commenced drilling the first of three additional wells in the Mission River Texas Field.

The Scanio/Shelton Well No. 14 was spudded late last week and has reached a depth of 4,655 feet.

The last four wells drilled were all successful and new pay zones were found that have not been previously produced in the Field.  Each new well is located to develop the newly discovered Lower Frio formations but will also be positioned to develop the proven Upper Vicksburg (8,000’ to 8,500’).  The cumulative production from the twelve (12) successful wells drilled in the Mission River field is 1.824 BCF of Gas and 50,040 barrels of oil since 2004.

The two additional wells will be drilled after the first well is drilled, logged and tested. Preliminary operations have begun in preparing the wellsite for wells number 13 and 15.

Drilling at the Portrush et al #2, Moore 6-12-III well on its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario is continuing and is anticipated to reach total depth by the last week of November.  Portrush holds a 65% working interest in the project.

Portrush has completed the private placement of 333,500 units originally announced October 31, 2008.  The units, comprised of a share and a $0.10 share purchase warrant expiring November 17, 2010 (and the 18,667 finder’s fee shares), are subject to a four month hold period that expires on March 18, 2009.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

Portrush Petroleum Corporation

Mr. Martin Cotter, 866-939-2555

President & Director

info@portrushpetroleum.com

Wednesday December 10th, 2008

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush continues to drill at Waubuno

Vancouver, December 10th, 2008 – Portrush Petroleum Corporation (TSX- V :PSH,

OTCBB:PRRPF) (http://www.portrushpetroleum.com)

Drilling at the Portrush et al #2, Moore 6-12-III well on its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario is continuing and the well has not yet reached total depth.  The well has penetrated the A1 Guelph formation and the oil-field geologist determined at that time that the upper portion of the reef is non productive.

Since the Company’s last News release on December 8th drilling results indicate that there is a possibility drilling could still encounter an incipient reef.  This would be analogous to the Lennox reef in Michigan where the Company holds a 22.5% interest. The Lenox reef has produced approximately 200,000 barrels of oil.

Drilling will continue for the next several days and a decision whether or not to complete the well will be made based on a possible influx of hydrocarbons and log analysis.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone: 866 939 2555

Email: info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the Adequacy or accuracy of this release.

Thursday January 8th. 2009

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush drills discovery well at Waubuno

Vancouver, January 8th. 2009. – Portrush Petroleum Corporation  (TSX- V :PSH,

OTCBB:PRRPF) (http://www.portrushpetroleum.com)

Drilling at the Portrush et al #2, Moore 6-12-III well on its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario has reached total depth and the well has been logged and is awaiting completion.

A detailed petrophysical evaluation of the potentially productive interval of the well has been completed and the following pay parameters have been calculated over the interval

Net Pay:                                          18.1 feet

Average Porosity:                          10.1%

Average Water Saturation:            43%

An oil show observed during drilling was noted at the top of the main potentially productive porosity interval. An influx of free oil into the well bore upon penetration of the main porosity intervals is a positive sign of hydrocarbon presence in the zone. A preliminary Reserve Calculation is underway.

The operator of the Mission River Texas Field is working on three wells.

The Number 14 well has been completed and has been placed on production at a rate of 435MCF of gas and 26 barrels of oil a day.

The Number 13 well has reached total depth and is awaiting completion.

The Number 10 well was drilled in June of this year has been sidetracked at a depth of 7,550 feet. The well has been placed on production at a rate of 426MCF of gas and 10 barrels of oil a day.

The Company has established a credit facility to fund the Company’s obligations for the drilling of additional wells in the McAlester/Mantle Mission River Project in Refugio County, Texas and has agreed to grant up to 7,200,000 warrants to Mantle Resources, LLC of Houston, Texas as a loan bonus. The warrants are exercisable for a term of two years at $0.05 per share. Under the terms of the credit facility, the Company can borrow up to $US780,000 at a floating rate based on Texas Community Bank prime rate plus 2½ percent.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

CONTACT INFORMATION

Corporate

Telephone 866 939 2555:  info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the Adequacy or accuracy of this release

Thursday January 15th. 2009

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush evaluates Waubuno

Vancouver, January 15th. 2009. – Portrush Petroleum Corporation  (TSX- V :PSH,

OTCBB:PRRPF) (http://www.portrushpetroleum.com)

Portrush has commissioned a Calgary based Petrophysical Consulting firm to conduct a detailed evaluation on the Moore 6-12-III #2 well on its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario. The evaluation is based on log evaluation and an oil show observed during drilling at the top of the main potentially productive porosity interval. The results will be considered preliminary until such time as the well is placed on production. The Company holds a 65% WI in the project.

The Raw Oil in place has been estimated at 806,000 barrels.

The Prospect Data Summary - Exploration Risk Analysis

Pool Size Calculation	Input	Input	Input

Inputs (probability 3 point Approximation)	5%	50%	95%
Area (acres)	111.0	111.0	111.0
Net Pay (ft)	18.70	18.70	18.70
Porosity (%)	10.10%	10.10%	10.10%
SW (%)	43%	43%	43%
Reservoir Pressure (psia)	790.00	790.00	790.00
Recovery Factor (%)	30.00%	50.00%	70.00%

	Low	Mid	High

Raw Oil in Place (bbls)	806,100	806,000	806,000
Recoverable Oil in Place (Bbls)	241,000	403,000	564,000

5% represents a conservative outcome: 50% represents mid-range and 95% represents an optimistic forecast of future production.

The report continues:

The “data presented herein indicates there is considerable Oil in place under the Waubuno (150–acres) pooled interest. The Portrush et al #2,Moore 6-12-111 completion candidate presents log data that compares favourably with log data obtained from nearby A1 Carbonate Oil Producers. The well if completed as an oil well would be expected to drain approximately 40 acres. This would indicate that at least three oil wells would be required to effectively drain the reservoir as postulated to cover 111.0 acres more or less (primary production)”

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866 939 2555:  info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the Adequacy or accuracy of this release

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2008

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2008.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30, 2008	December 31, 2007

ASSETS

Current
Cash	$ 46,192	$ 34,617
Receivables	47,292	46,949
Prepaids	-	24,183

	93,484	105,749

Oil and gas properties (Note 4)	696,856	514,105

	$ 790,340	$ 619,854

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 128,353	$ 93,702
Loan payable (Note 5)	260,278	103,047

	388,631	196,749

Future site restoration (Note 6)	36,022	36,022

	424,653	232,771

Shareholders' equity

Capital stock (Note 7)	13,590,071	13,590,071
Contributed surplus (Note 7)	634,004	595,755
Deficit	(13,858,388)	(13,798,743)

	365,687	387,083

	$ 790,340	$ 619,854

Nature and continuance of operations (Note 2)

On behalf of the Board:

“Martin Cotter”	Director	“Neil Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30,	Three Month Period Ended September 30,	Nine Month Period Ended September 30,	Nine Month Period Ended September 30,
	2008	2007	2008	2007

REVENUE
Oil and gas revenue, net of royalties	$ 150,855	$ 93,829	$ 379,357	$ 331,711

DIRECT COSTS
Depletion	51,689	64,628	117,777	178,501
Operating expenses (recovery)	(22,924)	33,895	66,202	76,216
Total direct costs	(28,765)	(98,523)	(183,979)	(254,717)

EXPENSES
Consulting and administration fees	3,509	437	14,136	28,354
Interest expense	6,171	1,067	21,691	1,067
Investor relations	1,250	5,000	6,250	36,855
Management fees – related party	18,000	19,440	54,455	60,995
Office and miscellaneous	4,227	9,533	37,712	40,242
Professional fees	18,025	40,315	53,421	60,821
Shareholder costs	4,514	883	7,824	11,321
Stock-based compensation (Note 7)	-	25,703	38,249	38,339
Transfer agent and regulatory fees	4,813	5,523	20,123	18,469
Travel and promotion	-	481	4,248	10,644

Total expenses	(65,509)	(108,382)	(258,109)	(307,107)

Income (loss) before other item	61,581	(113,076)	(62,731)	(230,113)

OTHER ITEM
Foreign exchange (loss)	1,543	(5,844)	3,086	(14,134)

Income (loss) and comprehensive income (loss) for the period	63,124	(118,920)	(59,645)	(244,247)

Deficit, beginning of period	(13,921,512)	(12,578,466)	(13,798,743)	(12,453,139)

Deficit, end of period	$ (13,858,388)	$ (12,697,386)	$ (13,858,388)	$ (12,697,386)

Basic and diluted earnings (loss) per share	$ 0.01	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	45,262,363	45,161,043	45,262,363	44,425,098

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2008	Three Month Period Ended September 30, 2007	Nine Month Period Ended September 30, 2008	Nine Month Period Ended September 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$ 63,124	$ (118,920)	$ (59,645)	$ (244,247)
Items not affecting cash:
Depletion	51,689	64,628	117,777	178,501
Stock-based compensation expense	-	25,703	38,249	38,339

Changes in non-cash working capital items:
(Increase) decrease in receivables	(16,651)	44,495	(343)	92,162
(Increase) decrease in prepaids	-	(17,909)	24,183	(21,030)
Increase (decrease) in accounts payable and accrued liabilities	(13,657)	(2,379)	34,651	28,605

Cash provided by (used in) operating activities	84,505	(4,382)	154,872	72,330

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	104,400		157,231
Proceeds from issuance of capital stock	-	150,000	-	150,000
Share subscriptions	-	(90,000)	-	-
Capital stock purchased for cancellation	-	-	-	(6,250)

Cash provided by financing activities	104,400	60,000	157,231	143,750

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property recoveries	2,632	28,540	9,714	29,861
Oil and gas property expenditures	(251,256)	(133,500)	(310,242)	(177,111)

Cash used in investing activities	(248,624)	(104,960)	(300,528)	(147,250)

Change in cash during the period	(59,719)	(49,342)	11,575	68,830

Cash, beginning of period	105,911	168,863	34,617	50,691

Cash, end of period	$ 46,192	$ 119,521	$ 46,192	$ 119,521

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

1.   BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2007. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.   NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquisition and development of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A. It also has a property located in the province of Ontario, Canada with a 5% working interest.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	September 30, 2008	December 31, 2007

Working capital (deficiency)	$ (295,147)	$ (91,000)
Deficit	(13,858,388)	(13,798,743)

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

3.  CHANGE IN ACCOUNTING POLICY

Effective January 1, 2008, the Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

The Company is evaluating the impact of these new standards on its consolidated financial statements.

4.   OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	September 30, 2008	December 31, 2007
Oil and gas properties:
U.S.A., proved	$ 3,302,170	$ 3,053,310
Canada, unproved	386,754	335,087

	3,688,924	3,388,397
Less: Accumulated depletion	(2,992,068)	(2,874,292)

	$ 696,856	$ 514,105

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

4.  OIL AND GAS PROPERTIES (cont’d…)

At September 30, 2008, the oil and gas properties include $386,754 (December 31, 2007 - $335,087) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

To date, the Company has incurred exploration costs of $313,871 on an additional prospect located in Ontario, Canada. The Company has a 65% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.  During fiscal 2007, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $1,049,683 included in accumulated depletion.

The full cost ceiling test results as of December 31, 2007 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2007 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2008	$ 7.00	$ 76.93
2009	7.54	69.92
2010	7.45	71.49
2011	7.40	67.39

A ceiling test was not performed at September 30, 2008.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

5.   LOAN PAYABLE

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, U.S.A.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, U.S.A.

As at September 30, 2008, the Company had taken advances on the loan payable of $260,278 (US$250,839) bearing interest rates ranging from 7.25% to 8.25% per annum.  During the period, the Company transferred the loan to the Texas Community Bank under the same terms with an increased credit facility of US$450,000.

6.  ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	September 30, 2008	December 31, 2007

Asset retirement obligation, beginning of period	$ 10,494	$ 10,494
Liabilities incurred	25,528	25,528

Asset retirement obligation, end of period	$ 36,022	$ 36,022

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $52,739. The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2008 and 2011.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

7.   CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2007	45,262,363	$ 13,590,071	$ 595,755
Stock-based compensation	-	-	38,249

Balance, September 30, 2008	45,262,363	$ 13,590,071	$ 634,004

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the  market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at September 30, 2008:

	Number of Shares	Exercise Price	Expiry Date

Options	1,600,000	$ 0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	300,000	0.10	January 23, 2010
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010
	500,000	0.10	June 10, 2011

Warrants	1,500,000	0.12	July 6, 2009

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

7.   CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

During the nine month period ended September 30, 2008, the Company granted 800,000 (2007 – 1,275,000) stock options to a consultant at a weighted average fair value of $0.05 (2007 - $0.03) per option. As at September 30, 2008, all of these options had vested with an attributed stock-based compensation expense of $38,249 (2007 - $38,339) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2008	2007

Risk-free interest rate	3.01% ~ 3.2%	4.55%
Expected life of options	2.0 ~ 3.0 years	3 years
Annualized volatility	86% ~ 104%	51.43%
Dividend rate	0.00%	0.00%

8.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007

Cash paid during the period for interest	$ 15,520	$ -

Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the nine month period ended September 30, 2008 included recognizing $9,714 in oil and gas recoveries through receivables.

Significant non-cash transactions during the nine month period ended September 30, 2007 included recognizing $1,585 in oil and gas recoveries through receivables.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

9.   RELATED PARTY TRANSACTIONS

The Company paid management fees of $55,455 (2007 - $60,995) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

10.   SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $386,754 (December 31, 2007 - $335,087) and the total amount of capital assets attributable to the U.S.A. is $310,102 (December 31, 2007 - $179,388).

11.   CAPITAL DISCLOSURE

The Company’s capital currently consists of common shares, options and warrants. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to meet the Company’s oil and gas property development plans to ensure the growth of activities.

12.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit risk

The Company does not believe it is subject to any significant credit risk.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce its currency risk.

Risk management

The Company’s largest non-monetary assets are its oil and gas properties in the U.S.A. The Company has established a credit facility and has a loan payable in the U.S.A. The Company could accordingly be at risk of foreign currency fluctuations. The Company relies on consultants for the management of its oil and gas properties and for legal and accounting matters.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2008

13.   SUBSEQUENT EVENTS

Subsequent to September 30, 2008, the Company:

i)   Closed a non-brokered private placement of 333,500 units at $0.06 per unit consisting of one common share and one share purchase warrant with each warrant exercisable at $0.10 per share until November 17, 2010.  Finder’s fee of 18,667 common shares are payable to MHT Corporate Services Ltd.

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has placed twelve gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended September 30, 2008 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of November 28, 2008.

2008 Highlights

•

The last 4 Mission River wells drilled were all successful and new pay zones were found that have not been previously produced in the field. Each new well is located to develop the newly discovered Lower Frio formations but will also be positioned to develop the proven Upper Vicksburg (8,000’ to 8,500’)

•

The cumulative production from the twelve (12) successful wells drilled in the Mission River field is 1.824 BCF of Gas and 50,040 barrels of oil since 2004.

•

Based on the success of the program, the operator has announced plans to begin drilling a new three well program.

•

The current daily production from the field is 4,245 Mcfd and 140 barrels of oil; the Company holds a 10% working interest in the Mission River Project.

•

The gathering system has sufficient capacity to handle any anticipated increase in production arising from the additional wells.

•

The Company has established a credit facility to finance the new Mission River drilling programs.

The Company drilled the Waubuno #1 well in Ontario to a total depth of 729.0m without encountering a pinnacle reef. The well is considered a near miss of a pinnacle reef and the Company has completed a 3D seismic survey over the lands to pinpoint a drillable anomaly.

•

In late October, the Company began drilling the Waubuno #2 based on the 3D seismic of the reef; drilling is expected to be completed by early December.

•

Reported oil and gas revenues for the nine month period ended September 30 were $379,357 compared to $331,711 for the same period in 2007, with a reported net income of $0.01 per share for the period in 2008 compared to a net loss of $0.01 per share for 2007.

Oil and Gas Properties

Ontario prospects, Canada

The Company negotiated leases on a gas prospect located in the Moore Township, Lambton County, Southwestern Ontario, Canada. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

The Moore 5-13-III well was drilled to a final total depth of 729.0m. on December 6, 2007 without encountering a pinnacle reef.  The well encountered a number of “reef proximity indicators” including two zones of reef derived “Sucrosic Dolomite” in the upper A1 Carbonate formation.  The lower zone with 11.8’ of thickness gave up good oil showings while drilling.  The Neutron-Density logs indicate porosity in the 6.0% range but with poor permeability and not suitable for completion.  “Fracturing stimulation” is not allowed on wells that are drilled adjacent to gas storage reservoirs so this was not an option for the Company.

The well is considered a near miss of a pinnacle reef.  The 2-D Seismic anomaly on which it was drilled is considered “sideswipe” to a pinnacle.   The Company planned a more sophisticated 3-D Seismic survey over the lands to pinpoint a drillable anomaly.  This survey was completed in May 2008 and received a favorable geophysical report and interpretation from its consultants in Calgary, Alberta. The Company has received the drill permit for a second drill. Drilling commenced on the second prospect well subsequent to the period.

The prospect is on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno and it is favourably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect. The Company holds a 65% working interest in the Waubuno project.

Mission River Project, Texas U.S.A

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and twelve wells have since been drilled and completed as gas wells. A gas pipeline runs through the property.

The operator has drilled the number 11 & 12 wells and they have been placed on production. The current daily production from the field is 4,245 Mcfd and 140 barrels of oil

Lenox Project, Michigan U.S.A.

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Results of Operations

During the nine month period ended September 30, 2008, the Company recorded gross revenue of $379,357 compared with $331,711 in 2007. Well operating expenses were $66,202 compared with $76,216 in the previous year and the Company recorded depletion expenses of $117,777 compared with $178,501 in 2007. Revenues have increased over the previous year because of an increase in production from the projects in Michigan and Texas.

General and administration expenses before non-cash expenses were $258,109 compared with $307,107 for the same period in 2007. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $38,249. General and Administrative expenses decreased due to a decrease in consulting and administration fees, investor relations and travel and promotion. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for the remainder of the year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

The Company has established a US$450,000 credit facility with the Texas Community Bank in Texas, USA to pay its portion of the drilling costs of the new Mission River four well program.  The loan is secured by the Company’s interests in the Mission River property in Texas, USA.  As at September 30, 2008, the Company had taken advances on the loan payable of $260,278 (US$250,839) bearing interest rates ranging from 7.25% to 8.25% per annum.

The Company is currently negotiating to increase the credit facility to pay for the new Mission River drilling program.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Income (loss)	7,868(1)	(234,176)(2)	(40,487) (3)	(167,322)(4)
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)	(0.01)

2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) (5)	(118,920) (6)	(1,062,245) (7)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)

2008	Total Revenue	81,637	146,865	150,855
	Net Income (loss)	(50,652) (8)	(72,117) (9)	63,124
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01

During the quarter, the Company recorded stock based compensation expenses of (1) $9,540, (2) $204,400, (3) $6,889, (4) $20,731, (5) $12,636, (6) $25,703, (7) $8,332, (8) $9,980, (9) $28,269

Liquidity

The Company does not have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Investor Relations

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,262,363

Stock options	4,600,000

Warrants	1,500,000

(See Note 7 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

 Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month to a director, Martin Cotter for his services as the President of the Company.  Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Credit and Currency Risk

The Company does not believe it is subject to any significant credit risk. Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce its currency risk.

Risk Management

The Company’s largest non-monetary assets are its oil and gas properties in the U.S.A. The Company has established a credit facility and has a loan payable in the U.S.A. The Company could accordingly be at risk of foreign currency fluctuations. The Company relies on consultants for the management of its oil and gas properties and for legal and accounting matters.

Disclosure Controls & Procedures

The roles of CEO and CFO are fulfilled by the Company’s President. He has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on his evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations. The Company recognizes that a weakness exists in respect of the segregation of duties as a result of having a limited number of accounting staff both at head office and at the foreign subsidiary. He also concluded that considering the size and stage of development of the Company, the issue does not currently warrant the hiring of additional accounting staff to correct the lack of segregation of duties at this time.

Change in Accounting Policy

Effective January 1, 2008, the Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

Outlook

The Company's primary focus for the foreseeable future will be on reviewing its financial position and the ability to finance new business ventures in the oil and gas industry.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at www.portrushpetroleum.com.

Subsequent events

The following events occurred subsequent to September 30, 2008:

1)

Closed a non-brokered private placement of 333,500 units at $0.06 per unit consisting of one common share and one share purchase warrant with each warrant exercisable at $0.10 per share until November 17, 2010.  Finder’s fee of 18,667 common shares are payable to MHT Corporate Services Ltd.

2)

Commenced drilling the first of three additional wells in the Mission River Texas Field. The last four wells drilled were all successful and new pay zones were found that have not been previously produced in the field. Each new well is located to develop the newly discovered Lower Frio formations but will also be positioned to develop the proven Upper Vicksburg (8,000’ to 8,500’).

3)

Drilling at the Portrush et al #2, Moore 6-12-III well on its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario is continuing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: January 20, 2008        By: /s/ Neal Iverson

                                      Neal Iverson, Director